UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 7, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CytomX Therapeutics, Inc.

File No. 333-206658 - CF#32925

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CytomX Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 28, 2015, as amended on September 18, 2015, September 28, 2015 and October 2, 2015.

Based on representations by CytomX Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through November 8, 2018
Exhibit 10.18	through September 28, 2020
Exhibit 10.19	through September 28, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary